Exhibit 99.11

Disclosure of Transactions in Own Shares

Paris, September 26, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from September 19 to September 23, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
19/09/22	530,532	49.052795	26,024,077.44	XPAR
19/09/22	150,000	49.058492	7,358,773.80	CEUX
19/09/22	30,000	49.041682	1,471,250.46	TQEX
19/09/22	50,000	48.997610	2,449,880.50	AQEU
20/09/22	550,714	49.371282	27,189,456.20	XPAR
20/09/22	150,000	49.410537	7,411,580.55	CEUX
20/09/22	25,000	49.416228	1,235,405.70	TQEX
20/09/22	30,000	49.416214	1,482,486.42	AQEU
21/09/22	548,964	49.180921	26,998,555.12	XPAR
21/09/22	147,220	49.192486	7,242,117.79	CEUX
21/09/22	29,421	49.186500	1,447,116.02	TQEX
21/09/22	39,281	49.196451	1,932,485.79	AQEU
22/09/22	548,987	49.039179	26,921,871.76	XPAR
22/09/22	154,880	49.065783	7,599,308.47	CEUX
22/09/22	29,852	49.081382	1,465,177.42	TQEX
22/09/22	35,000	49.076524	1,717,678.34	AQEU
23/09/22	585,899	47.250068	27,683,767.59	XPAR
23/09/22	148,416	47.287805	7,018,266.87	CEUX
23/09/22	34,632	47.262886	1,636,808.27	TQEX
23/09/22	39,503	47.280653	1,867,727.64	AQEU
Total	3,858,301	48.7660	188,153,792.12

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

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Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com